Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Penn Virginia Corporation and Affiliated Companies
Employees’ 401(k) Plan
Radnor, Pennsylvania

We consent to incorporation, by reference in Registration Statement No. 333-82304, dated February 7, 2002, on Form S-8 pertaining to the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan, of our report dated June 24, 2011, relating to the statements of net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009, and the supplementary schedule, which report appears in the December 31, 2010 annual report on Form 11-K of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan.

West Chester, Pennsylvania
June 24, 2011